UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated March 25, 2015 along with Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	March 25, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	March 25, 2015

Outcome of Board Meeting held on March 25, 2015

Mumbai, March 25, 2015: This is to inform you that the Board of Directors of the Company at the Meeting held today i.e. March 25, 2015 approved the following:

a)	Terms of the proposed Rights Issue of ordinary shares of face value of Rs.2 each (the “Ordinary Shares”) and ‘A’ ordinary shares of face value of Rs.2 each (the “‘A’ Ordinary Shares”):

Sr. No.	Particulars	Details
1	Book Closure	Wednesday, April 8, 2015
2	Purpose	Rights Issue Entitlement
3	Corporate Action Type	Rights Issue of Ordinary Shares and ‘A’ Ordinary Shares
4	Ratio of Rights entitlement	a)	6 fully paid-up Ordinary Shares for every 109 fully paid-up Ordinary Shares held as on the book closure date.
		b)	6 fully paid-up ‘A’ Ordinary Shares for every 109 fully paid-up ‘A’ Ordinary Shares held as on the book closure date.
5	Issue Price	a)	Rs.450 per Ordinary Share (including premium of Rs.448 per Ordinary Share.)
		b)	Rs.271 per ‘A’ Ordinary Share (including premium of Rs.269 per ‘A’ Ordinary Share.)
6	Size of the Issue	Up to Rs.7,500 crores
7	Number of Shares to be offered through the Issue	a) b)	Up to 150644759 Ordinary Shares Up to 26530290 ‘A’ Ordinary Shares

The above terms would be subject to the approvals of SEBI, Reserve Bank of India and all other appropriate authorities as may be necessary and/or subject to such conditions as may be imposed by any of them while granting such approvals, which may be agreed to by the Board of Directors and/or a committee thereof.

b)	The buy-back of Secured Non-Convertible Debentures (ISIN:INE155A07193) issued by the Company in May 2009, maturity date being March 31, 2016, face value of Rs.1250 crores, as part of its Debt restructuring programme to ensure a healthy debt equity mix, balanced maturity profile, better terms that would include lower cost of debt.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.